Exhibit 99.3

LEAPFROG ENTERPRISES, INC.

STOCK OPTION EXCHANGE PROGRAM

FREQUENTLY ASKED QUESTIONS (FAQ)

June 5, 2009

General Information

The following employee FAQ was prepared to address common questions that you may have about our proposed stock option exchange program (the “Option Exchange Program”). The Option Exchange Program is subject to stockholder approval at a special meeting of our stockholders currently scheduled for August 26, 2009.

The information in this FAQ is based on the information contained in our proxy statement which, when a definitive version is available, will be sent to stockholders. Even if the stockholders approve the program, the board of directors has the discretion to terminate or postpone the Option Exchange Program at any time either before launching the program or at any time before the program expires. The information in this employee FAQ is as of June 5, 2009, and does not contain complete details about the Option Exchange Program. We will send more information to you when we file the Schedule TO (Tender Offer) with the Securities and Exchange Commission (“SEC”). You can access a copy of our preliminary proxy statement at www.sec.gov.

We cannot advise you as to whether or not it makes sense for you to exchange your options, but we will provide you with substantial information about the Option Exchange Program when it commences. We encourage you to seek advice from your own financial advisor if you have questions.

1.	Why does LeapFrog intend to offer the Option Exchange Program to employees?

We believe that an effective and competitive employee incentive program is imperative for the future growth and success of our business. We rely on highly skilled and educated technical and managerial employees to implement our strategic initiatives, expand and develop our business, and satisfy customer needs. Competition for these types of employees, particularly in the San Francisco Bay Area, is intense, and many companies use stock options as a means of attracting, motivating and retaining their best employees. At LeapFrog, stock options constitute a key part of our incentive and retention programs because our board of directors believes that equity compensation encourages employees to act like owners of the business, motivating them to work toward our success and rewarding their contributions by allowing them to benefit from increases in the value of our shares. We believe we need to maintain an adequate pool of shares available for stock awards under our equity incentive plans so that we can maintain a competitive compensation package sufficient to motivate, retain and recruit employees in the future, and to help us compete for the types of employees we want to hire in the future.

Accordingly, the primary reasons for the Option Exchange Program are to replenish the pool of shares available for issuance under our equity incentive plan and to reduce the number of shares subject to outstanding stock options that, because of their exercise prices, may not have significant retention value in light of the current market prices for our Class A common stock. Under the proposed Option Exchange Program, participants will receive stock options covering fewer shares than the options surrendered. As a result, the number of shares subject to all outstanding equity awards will be reduced and, because the shares subject to the options that are surrendered in the exchange will be returned to the plan, the equity incentive plan pool will be increased.

Further, the Option Exchange Program provides a way for eligible employees to exchange their out-of-the-money stock options for options that are closer to our then- current trading price, if they choose to do so. As a result, in addition to replenishing our equity incentive plan pool and reducing the number of shares subject to outstanding options, we believe that the Option Exchange Program would have the added benefit of replacing “underwater” options with new options that, while covering fewer shares, have a lower exercise price and may therefore have greater performance or retention value to our employees.

2.	When would the Option Exchange Program take place?

We are currently expecting to commence the Option Exchange Program on or about July 29, 2009. From the time the Option Exchange Program commences, eligible employees will be given at least 20 business days to make an election to surrender for cancellation all or a portion of their eligible options, on a grant-by-grant basis, in exchange for new options. If our stockholders approve the Option Exchange Program, the new options will be issued promptly following the closing of the Option Exchange Program, which we currently expect will be on or about August 27, 2009.

Employees should keep in mind that even if the Option Exchange Program is approved by our stockholders on August 26, 2009, our board of directors retains the authority, in its sole discretion, to terminate or postpone the program at any time prior to the closing of the Option Exchange Program, or to exclude certain eligible options or otherwise eligible employees from participating in the Option Exchange Program due to tax, regulatory or accounting reasons or because participation would be inadvisable or impractical. In addition, the Option Exchange Program would automatically terminate if our stock price increases to $8.00 or more as of the market close on the trading day before the closing of the program as explained in more detail below.

3.	Who would be eligible to participate in the Option Exchange Program?

The Option Exchange Program will be open to all of our employees, including our executive officers, certain employees of our international offices where practical, as well as members of our board of directors who hold eligible options (see Question 4 for information regarding eligible options) (“Eligible Employees”). We may exclude employees in certain non-U.S. jurisdictions from the Option Exchange Program if, for any reason we believe that their participation would be inadvisable or impractical. To be eligible, an employee must be employed by us at the time the Option Exchange Program commences. Additionally, an Eligible Employee who surrenders his or her eligible options for exchange must be an employee on the date the new options are granted in order to receive the new options.

4.	What options are eligible for exchange under the Option Exchange Program and what would I receive if I participate in the program?

Under the Option Exchange Program, Eligible Employees would be able to elect to surrender for cancellation outstanding eligible options to purchase shares of our Class A common stock in exchange for new stock options (the “New Options”). “Eligible Options” are options with exercise prices per share greater than or equal to the higher of (a) $4.00 or (b) the closing price of our Class A common stock as reported on the New York Stock Exchange for the business day prior to the date on which we close the exchange offer (the “Market Price” and the higher of $4.00 and the Market Price, the “Participation Price”).

Each New Option will have: (1) an exercise price per share equal to the Market Price, or, for our CEO and any members of the board of directors who participate, the greater of $6.25 or the Market Price, (2) the same expiration date as the tendered Eligible Option, and (3) the same vesting schedule as the tendered Eligible Option.

If the Market Price is equal to or greater than $8.00 per share, the proposed Option Exchange Program would automatically, without further action by the company or the board of directors, terminate and no options would be eligible or accepted for exchange.

5.	Why would only options with an exercise price equal to or greater than $4.00 per share be eligible for exchange? Why would the Option Exchange Program automatically terminate if the Market Price equals or exceeds $8.00?

We believe that options that are only slightly out-of-the-money continue to provide valuable incentives for employees and that it would be inappropriate to permit exchanges of such options in the program. In addition, options with lower exercise prices will do less to replenish the Equity Incentive Plan share pool, which is the primary purpose of this program.

Similarly, there is an automatic termination provision if the Market Price is $8.00 or more because, as the Market Price increases, the number of shares returning to the Equity Incentive Plan share pool diminishes. At $8.00, the number of shares returning to the pool would be substantially reduced from the numbers projected based on trading prices in early June 2009 when the program was approved.

6.	If I participate in the Option Exchange Program, how many shares would be covered by the New Options I receive?

In the proposed exchange offer, Eligible Employees would be offered the opportunity to exchange their Eligible Options for New Options covering fewer shares. The actual number of shares underlying New Options will vary based on the exercise prices of the exchanged options and the Market Price when the exchange offer closes. We will be using an industry standard option valuation model to determine the actual exchange ratios used in the Option Exchange Program.

The following table shows a hypothetical example of the average exchange ratios that could be applied to calculate the number of shares subject to New Options to be granted in exchange for surrendered Eligible Options. The exchange ratios set forth in the table were calculated based on the assumption that the Participation Price is $4.00 per share and the Market Price is $2.60 per share (the closing price of our Class A common stock on May 15, 2009), and using exchange ratios that result in the fair value of the New Options being equal to the fair value of the Eligible Options surrendered (using, for purposes of this calculation, an exercise price for all New Options equal to the Market Price) based on valuation assumptions made as of the close of the Option Exchange Program.

Exercise Price Range	Maximum Number of Shares Underlying Eligible Options	Weighted Average Exercise Price	Weighted Average Remaining Life (in years)	Hypothetical Average Exchange Ratio (Shares Underlying Eligible Options to Shares Underlying New Options) Based on Specified Assumptions	Hypothetical Number of Shares Underlying New Options that May be Granted Based on Specified Assumptions
$4.00-$6.00	208,149	$5.09	6.25	2.05 : 1.00	122,800
$6.01-$8.00	705,732	$7.02	8.39	1.91 : 1.00	368,686
8.01-$10.00	3,685,787	$9.18	7.45	2.64 : 1.00	1,480,971
$10.01-$15.00	1,825,796	$12.38	7.18	3.32 : 1.00	566,048
$15.01-$20.00	275,193	$15.78	7.22	4.67 : 1.00	63,852
$20.01 or more	24,500	$21.35	3.79	18.52 : 1.00	1,339
Totals	6,725,157	$10.01	7.41	2.87 : 1.00	2,603,696

The actual exchange ratios will be set based on the specific Market Price determined at the close of the NYSE on the day prior to the close of the exchange offer and the specific exercise price for each Eligible Option, by grant, tendered for exchange. The number of shares subject to New Options granted in accordance with the actual exchange ratios will be rounded down to the nearest whole share on a grant-by-grant basis. Adjustments to any of the assumptions used to calculate the information in the above table will result in a change to the number of shares subject to New Options that may be granted under the Option Exchange Program.

7.	Why isn’t the exchange ratio one-to-one for all eligible options?

We believe the exchange ratios must balance the interests of both our employees and our stockholders, and as a result, in order to make the program more attractive to our stockholders, we generally intend it to be “value for value.” This means that the exchange ratios used to determine the number of shares subject to New Options will generally be calculated to result in the fair value, for accounting purposes, of Eligible Options surrendered being equal to the fair value of the New Options replacing the surrendered options (using, for purposes of this calculation, an exercise price for all New Options equal to the Market Price). By calculating the exchange ratios in that manner, we do not expect to recognize any significant incremental compensation expense for financial reporting purposes as a result of the Option Exchange Program. The actual exchange ratios will be determined with the help of third-party experts and on the basis of an industry standard option valuation model.

8.	What would my new exercise price be?

Each New Option will have an exercise price per share equal to the Market Price, or, for our CEO and any members of the board of directors who participate, the greater of $6.25 or the Market Price.

9.	What would be the vesting schedule of the New Options?

Each New Option will have the same vesting schedule as the tendered Eligible Option. If you exchange an Eligible Option that is already partially vested as of the close of the Option Exchange Program, the same proportion of the shares subject to the New Option will be vested on the grant date, and the unvested portion will vest on the same schedule and in the same proportions of the shares subject to the option as the Eligible Option. If you exchange an Eligible Option that is fully vested, the New Option would also be fully vested.

10.	When would I receive my New Options?

Our stockholders must approve the Option Exchange Program before we can close the offer to exchange and issue the New Options. Assuming the Option Exchange Program is approved by our stockholders at the stockholders’ meeting currently scheduled for August 26, 2009, we expect to issue the New Options no more than 30 days after the stockholder meeting.

11.	Do I have to participate in the Option Exchange Program?

Participation in the Option Exchange Program is completely voluntary. If you choose not to participate, you would keep all your options, including your Eligible Options, and would not receive any New Options under the Option Exchange Program. No changes would be made to the terms of your current options.

12.	If I choose to participate in the Option Exchange Program, can I exchange partial grants?

If you elect to exchange any option grant, you would be required to exchange the entire option covering all of the shares subject to the option grant. In our discretion, Eligible Employees who hold single grants of options to purchase 250,000 shares or more may be permitted to exchange partial grants.

13.	Can I exchange options that are already vested or about to vest?

Yes.

14.	What if I leave LeapFrog after the program begins but before my New Options are issued?

To receive New Options you would need to be employed by LeapFrog both at the time the Option Exchange Program is launched and at the time the New Options are granted. If you elect to participate in the Option Exchange Program and your employment terminates for any reason before the New Options are granted, you would not receive any New Options. In that case, you would then have the normal post-termination exercise period within which to exercise your old options to the extent they were exercisable at the time of termination.

15.	Does LeapFrog recommend that employees participate in the program, if approved?

LeapFrog is providing substantial information to assist you in making your own informed decision. You may seek your own outside legal counsel, accountant and/or financial advisor for further advice. No one from LeapFrog is, or will be, authorized to provide you with advice, recommendations or additional information in this regard.

16.	Would I owe taxes if I participated in the program?

We believe the exchange of Eligible Options should be treated as a non-taxable exchange and no income should be recognized for U.S. federal income tax purposes upon grant of the New Options; however the tax consequences of the Option Exchange are not entirely certain. The tax consequences for participating International employees may differ from the U.S. federal income tax consequences. We will provide additional information about taxes for non-U.S. employees with the tender offer statement that we will file with the SEC if and when the Option Exchange Program commences. We recommend that you consult your own accountant or financial advisor for additional information about your personal tax situation.

17.	If the New Options granted to me end up being out-of-the-money, would LeapFrog offer another Option Exchange Program to its employees?

We do not anticipate implementing another Option Exchange Program.

18.	Where can I get more information about the Employee Option Exchange Program?

a.	You can access a copy of our preliminary proxy statement and, when it is filed, our definitive proxy statement, at www.sec.gov.

b.	Additional information will be sent to you when we file the Schedule TO (Tender Offer) with the SEC.

c.	If you have questions regarding the Stock Option Exchange proposal, please see Peter Wong or Bill Chiasson.

The tender offer described in this notice has not yet commenced. Persons who are eligible to participate in the Stock Option Exchange Program should read the Tender Offer Statement on Schedule TO, including the Offer to Exchange and other related materials, when those materials become available because they will contain important information about the Stock Option Exchange Program. LeapFrog Enterprises, Inc. will file the Tender Offer Statement on Schedule TO with the Securities and Exchange Commission upon the commencement of the Stock Option Exchange Program. LeapFrog Enterprises, Inc. stockholders and option holders will be able to obtain these written materials and other documents filed by LeapFrog Enterprises, Inc. with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission’s website at www.sec.gov.